1Q 2006 Results Report



SUPPL

(Billions of KRW)

	2006 1Q	2005 4Q	2005 1Q
Sales	5,800	6,182	5,959
Gross Profit	1,382	1,611	1,496
Operating Income	191	211	280
Ordinary Income	191	321	77
Net Income	160	312	83

- *These 1st quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*